FrequentTraveller.com Inc.

3212 Maryland Place

Bellingham, Washington

98226

VIA EDGAR

October 4, 2007

Mail Stop 3720

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549

Attention:  Michele M. Anderson

Dear Ms. Anderson:

Re:

FrequentTraveller.com Inc. (the “Company”)

Form SB-2 Registration Statement

File No. 333-126666

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, the Company formally and voluntarily requests the withdrawal of its Form SB-2 Registration Statement.

The Company confirms that it has not cleared comments on its Form SB-2 Registration Statement and that no securities were sold in connection with the offering.

The Company is requesting the withdrawal of its Form SB-2 Registration Statement as a result of the Board of Directors deciding not to continue with the offering and the Form SB-2 Registration Statement.

Thank you for your co-operation.

Sincerely,

FrequentTraveller.com Inc.

Per:  /s/ Graham B. Heal

Graham B. Heal

Chief Executive Officer, President,

Chief Financial Officer, Principal Accounting Officer,

Secretary, Treasurer, and Director